UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on October 26, 2016 the Board of Directors (the “Board”) of the Company resolved with respect to the following matters:

1) New Director Appointment

The Board determined to fill a vacancy on the Board, and to appoint, effective immediately, Ms. Leah Bruck to serve as a director of the Company.

Since 2012, Ms. Bruck has been the principal owner of a business which provides CFO, controllership and accounting services to Israeli companies, including a number of publicly traded corporations. As part of these engagements, from April 2012 until June 2016, Ms. Bruck’s business provided controllership and bookkeeping services to the Company, and to Mainrom Line Logistics Ltd., a TASE listed company into which Kitov Pharmaceuticals Ltd. merged in July 2013. Between 2006 and 2012, Ms. Bruck worked as an accountant at Migdalor Mishmoret Business Services Ltd., a private Israeli company providing companies with business and economic advisory services. Ms. Bruck is a licensed CPA in Israel, where she completed a course of study in accounting, economics and finance at Lustig College, Ramat Gan, Israel (presently part of the Tal Academic Center), along with completion of a series of external exams conducted by the Israel Auditors’ Council, the statutory body which supervises and licenses the accounting profession in Israel.

The Board of Directors determined that Ms. Bruck meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit committee, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Ms. Bruck by the Board was in accordance with Article 86 of the Company’s Amended and Restated Articles of Association, and Ms. Bruck was appointed to serve as a director of the Company until the annual general meeting set to take place at the end of the three-year term for the class of directors to which Ms. Bruck is so appointed by the Board.

2) Appointment of Directors to Classes

The Board carried out the first division of the Board of Directors into three classes, as set forth in Article 84 of the Company’s Amended and Restated Articles of Association. In accordance with such resolution, each of Drs. Paul Waymack and Alain Zeitoun were appointed to the first class of directors, with Dr. Waymack to serve until the 2016 Annual General Meeting, and Dr. Zeitoun to serve until December 16, 2016, the completion of his original term as a director, in accordance with the transition rules for directors previously classified as external directors, as set forth under Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, which were adopted by the Company on July 13, 2016. Messrs. Steven Steinberg, Ido Agmon and Yair Katzir were each appointed to the second class of directors to serve until the 2017 Annual General Meeting, and Messrs. Isaac Israel and Simcha Rock and Ms. Leah Bruck, were appointed to the third class of directors to serve until the 2018 Annual General Meeting.

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3) Notice of 2016 Annual General Meeting of Shareholders

The Board set the agenda for the 2016 Annual General Meeting of Shareholder of the Company. The Notice of Annual General Meeting of Shareholders, to be held on Monday, December 5, 2016 at 4:30 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel, is attached to this Form 6-K. We will also publish the Notice of Annual General Meeting of Shareholders on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

The full set of Proxy Materials is expected to be furnished to the SEC on Form 6-K on or before November 4, 2016, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on our website.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice of 2016 Annual General Meeting of the Shareholders of Kitov Pharmaceuticals Holdings Ltd.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

October 27, 2016	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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